INVEST IN **SHORE BUDDIES**

Shore Buddies: Ocean-Friendly Educational Toys ♻️ ❤️🐬



The Shore Buddies Show
Shore
Buddies

shore-buddies.com San Diego CA

Retail | Main Street | Entertainment | Toys | PBC & B Corps

LEAD INVESTOR

Aaron Cash

Shore Buddies is changing the way we think about our oceans and waterways. Nearly 40% of Earth's population lives within 60 miles (100km) of a costal area, the impacts and harm to these ecosystems are familiar to so many. The problem may seem too big to solve but Shore Buddies has combined a business model that first raises awareness and then provides a tangible way to help with the oceans pollution problem. Living in a costal area, I continually see the need for everyone to be personal stewards our our shorelines. That can be as simple as picking up a piece of trash or as fun as supporting a company that uses recycled materials in their products like Shore Buddies does. I am proud to help support Shore Buddies in their mission to create a more sustainable future for our oceans.

Invested $5,500 this round

Highlights

1. ♻️👩‍🏫 Bringing Sustainability into Play - Teaching children environmental values from Day 1
2. 💰 Over $500,000 Revenue in last 12 months
3. 🐳 More Shore Buddies = Less Plastic in our Oceans - Over 1,000,000 bottles saved!
4. 📊 761% Compounded annual Sales growth rate in last 3 years
5. 🏆 Amazon.com Innovation Grant winner April 2021

6. 🦕 From San Diego to the World: Available in 10 countries on 3 continents. More than
5. 🏆 Amazon.com Innovation Grant winner April 2021

6. 🦕 From San Diego to the World: Available in 10 countries on 3 continents. More than 650 stores
7. 🐠 Animated Edutainment platform. "Finding Nemo" style franchise that is saving the ocean

8 👍 Annual revenue to top $1M in 2022 (projected, not guaranteed)

Our Team



Malte Niebelschuetz Founder and CEO

- Started Shore Buddies with an initial investment of $15k and bootstrapped company to current stage - Published author - Public speaker - Ocean Activist - Changemaker - M.Sc BPM & IT

> I believe that plastic pollution is the biggest harm for the environment, animals and our oceans. Plastic doesn't just go away. We need change now. Teaching kids that they have an impact with their own daily actions is key. They are designing the future with their actions today. Saying no to plastic will make it a better, more sustainable future.



Raylee Crawford Operations Manager and Social Media Coordinator

- Established Social Media presence from 0 -> 20,000 - Launched 3 months Internship Academy - Organized community events with 250+ volunteers



Rodney Lafaye Financial Advisor and Head of Accounting

- Developed accounting structure for Shore Buddies - Raised $1.5M+ for non-profit and for-profit businesses - Avid Investor



Carl Du Head of Production and Logistics

- Supply chain coordinator for recycled plastic (rPET) fabric to produce world's first stuffed animal made from 100% recycled plastic - Organizes global shipments of finished goods - Quality and safety testing of finished products



David Ferran Strategic Advisor

David is committed to creating and empowering a new generation of Conscious Entrepreneurs while also seeking to impact the flow of global investment capital towards more socially responsible businesses and conscious business leaders.

Shore Buddies: Let's give the Ocean a hug!


Mission Driven
Shore
Social


Buddies
Bringing Sustainability into Play to keep Plastics out of the Oceans.
San Diego, CA
April 2022


Shore Buddies Image Video
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Problem: Ocean Plastic Pollution

The amount of plastic in our oceans is nearly out of control! Plastic doesn't just go away and it affects the most vulnerable. Every year, over 1 Million marine animals die because of Ocean Plastic Pollution.

- More than 1 million seabirds and 100,000 marine animals die from plastic pollution every year.
- 100% of baby sea turtles have plastic in their stomachs.
- Every day around 8 million pieces of plastic makes their way into our oceans.
- 8 billion tons enter our ocean every year.
- Plastic packaging is the biggest culprit, resulting in 80 million tonnes of waste yearly from the US alone.
- 500 billion plastic bottles are used every year – Meaning there are 66 times as many bottles as there are humans on the planet.
- Less than 20% of those bottles are recycled.
- A plastic bottle can last for 450 years in the marine environment.






Normally, plastic takes 500 - 1,000 years to decompose in landfills (WWF)
STOP OCEAN PLASTIC POLLUTION
Over 1 million marine animals die each year including mammals, fish, sharks, turtles and seabirds due to plastic debris in the ocean (UNESCO)

And the problem is getting worse rather than better. Scientists expect that by 2050, there will be more plastic in our oceans than fish.
Our younger generations especially are no longer accepting that they have to grow up in a polluted future!


More plastic than fish in the ocean by 2050.
77% of customers want more sustainable products

But Shore Buddies is here to help!

- Over 1,00,000 bottles kept out of the Ocean by 2020
- Toy of the Year 2021 nominee
- It takes 6x Bottles to make 1x Shore Buddy


Solution: Shore Buddies
Over 1,000,000 bottles converted
TOTY 2021
TOY OF THE YEAR AWARDS
FINALIST
Global Recycled Standard
SUSTAINABLE DEVELOPMENT GOALS


The Shore Buddies Process animated for Shelly the Sea Tur...
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Social Impact, Public Benefiting

Shore Buddies is a social impact, public benefiting company with a triple bottom line.:

- Profit
- Plastic converted
- Kids educated

We are mission driven and operating the business on an all Stakeholder approach. Shore Buddies is measuring its impact according to the UN sustainable development goals.


Stakeholder Approach
Customers
Communities
Employees
Suppliers
Corporation
Shareholders
Environment

Not only are the products are made sustainably, they also educate kids from a young age about the dangers of plastic pollution for the environment. It is not enough to clean up, we also must change the way we use plastic. **Let's Turn off the Tap!**

Protection starts with Education!



Solution: Shore Buddies
"THE QUESTION ISN'T WHETHER TO TEACH VALUES ON THE ENVIRONMENT. ONLY HOW AND WHERE WE ARE TEACHING THEM."
- Malte Niebelschuetz
PLAY
Make Sustainability a 2nd language through play
Over 600,000 lives touched

> *"I understand this is a cute product and a nice cause! But where is the business?"*

Shore Buddies has over 3 years of track record in revenue that shows the demand for eco-friendly, sustainable and educational toys is growing. And the growth rate and demand for greener products is getting bigger and bigger!!

FACTS

- Shore Buddies is a social enterprise founded to address the problem of ocean plastic pollution. Dealing with it in a proactive way by providing a path to cleaner oceans and increased global awareness through early childhood education
- The sustainable toys market size was valued at $18,939.1 million in 2020 and is estimated to reach $59,643.9 million by 2030, registering a CAGR of 12.5% from 2021 to 2030
- Shore Buddies is a unique recycled product toy company that is eco-friendly, educational and event based and has been producing eco-friendly stuffed animals, offering educational tools since its inception in 2014
- Shore Buddies offers products for sale via multiple platforms with direct distribution to a number of countries
- Shore Buddies has received significant awards and press coverage for its unique products education and possibilities
- Shore Buddies vision is to help reduce ocean pollution of plastic to enhance the sustainability of our environment to be enjoyed by generations to come

the sustainability of our environment to be enjoyed by generations to come

- Shore Buddies are a cast of 5 ocean themed characters, combined with educational material making for a fun and educational experience for the consumer
- Shore Buddies sales and margins are increasing with higher order volumes and further optimizations in infrastructure and distribution via multiple channels
- Shore Buddies offers a significant short term investment opportunity to invest in a revenue sharing plan now, to help catapult the company to multi million sales numbers in the next two years.



Market Opportunity
Key factors driving the sustainable toys market growth even further are:
Increasing demand for educational toys (STEM)
Increasing demand for smart toys (ai)
12.5% CAGR by 2030
$18b
TAM
Global Sustainable Toy Market in 2020
$6.3b
SAM
Market share of non 5 major toy companies
$1.2b
SOM
20% market share of addressable market size

> *"What about the competition? Aren't there other companies doing this already?*

Shore Buddies is DOLPHINETELY a pioneer in the eco-friendly and educational toy category. There are other players, but only **Shore Buddies** checks all the boxes!

Competitive Landscape

	Shore Buddies	Plan Toys	Green Toys	Ty / Wild Republic	Octonauts	Peppa Pig (Hasbro)
Story	X				X	X
Products	X	X	X	X	2022*	X
Education	X			(X)	X	(X)
Eco-friendly	X	X	X	(X)		
Revenue	$500k	$17m	$35m	$435m	$13m	$1.3b


Competitive Advantage
Story
Production
Education
Eco-friendly

> ***FINTASTIC! But how come I have never heard of Shore Buddies yet?***

We don't have an answer for that, but there TURTALLY is a lot of media buzz going on...


In the media - as seen on:
RTL
Forbes
HNA
KICK STARTER
cause consumer
Kuscheltiere aus Plastikflaschen
CBS
New York
FOX 5
U-T San Diego
LifeStyles
Calling Ecology into Play
Meet Malte Niebelschuetz of Shore Buddies in Pacific Beach
Environmentally friendly and furry toys help protect the coast
the toy association
abc 10NEWS


Award Winning
Shore Buddies
amazon
Shore Buddies are the world's first stuffed animal made from 100% recycled plastic bottles. Inside and outside. It takes 6x plastic bottles to make 1x Shore Buddy. Not only are the Shore Buddies actively keeping plastics out of the ocean by being turned into plush toys themselves, they also come with educational messages for children how to keep plastics out of the ocean. Shore Buddies has been featured as a trending toy in sustainability at this year's New York Toy Fair and is currently running as a Plush of the year 2021 finalist for the Toy of the Year Awards (www.toyawards.org)
the toy association
2020 Family Choice Award
TOTY 2021
TOY OF THE YEAR AWARDS
FINALIST

And this is all just the beginning. We have ambitious goals at **Shore Buddies** in the next few years and need your help to accomplish them; and bring Sustainability into Play!



Market Strategy
SMART TOY/EDUCATION
Animated Video Content
Educational Content
Homeschooling
App
FRANCHISE
SHORE BUDDIES
2021
2022
2023
2024 - ...
PRODUCTS
Plushies
Straws
Books
MORE PRODUCTS
Games
Puzzles
Apparel

Shore Buddies is ready and set to scale. Our numbers are looking great and are getting better by the month with further growth.



Growth - History
BOTTLES CONVERTED
42,000
66,000
220,000
KIDS EDUCATED
16,000
25,000
82,000
290,000
ANNUAL REVENUE
$87.5k
$154k
$369k
$1.02m
2019
2020
2021
2022
Wholesale $75,251 $45,000 $234,000 $407,000
Online $12,300 $61,000 $98,000 $184,000
International $48,000 $37,000 $430,000
TOTAL $87,551 $154,000 $369,000 $1,021,000



Growth - Forecast
BOTTLES CONVERTED
775,000
1,940,000
4,500,000
KIDS EDUCATED
290,000
725,000
1,700,000
3,000,000
ANNUAL REVENUE
$1.02m
$1.9m
$4.1m
$12.7m
2022
2023
2024
2025
Wholesale $407,000 $710,000 $1,627,000 $5,044,000
Online $184,000 $369,000 $738,000 $2,287,000
International $430,000 $860,000 $1,719,000 $5,330,000



This slide contains forward-looking projections that cannot be guaranteed.

> ***So how can someone get involved and what are you gonna do with the money?***

Glad you asked!

We are looking for investors to become part of our journey and are offering a Revenue Based Funding opportunity.

How does Revenue Based Funding (RBF) actually work?
RBF is a capital loan that will be paid back over time at a fixed percentage rate of future gross revenues, with payment increases and decreases based on business revenues. The returns to the investors continue on a quarterly basis until the initial capital amount plus the multiple is repaid.

Pick an amount that fits your budget. You are lending us money and we will give you up to 2x* your money in less than 3 years. You are receiving your payouts on a quarterly basis, based of 6.9% of our Gross Revenue.

**early investor terms*


Social Impact Investment
Seeking $150,000 Revenue Share Investment
Opportunity:
Use of Funds:
Type: Revenue Based Funding (RBF)
Amount: $150,000
Rev-Share: 6.9%
ROI: 1.75x - 2x*
Period: 36 months
IRR: 40%
Sales 20.0%
Inventory 50.0%
Marketing & PR 15.0%
Working Cap 15.0%
https://wefunder.com/shorebuddies
*early investor terms - 2x return

This slide contains forward-looking projections that cannot be guaranteed.

What will the funds be used for?

The majority of the raised funds will be used for sales acceleration as well as inventory purchases to fulfill the growing demand.
Furthermore, we are investing the money towards further grow of the company and setting it up to become THE ocean brand for kids.

The payout schedule:

Based on Shore Buddies' sales forecast, the payout schedule looks as follows.


Revenue Based Funding
Amortization Schedule
ROI
Payouts
$150,000.00
$50,000.00
-$50,000.00
-$150,000.00
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

This graph contains forward-looking projections that cannot be guaranteed.

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	SUM 2022
Payouts		$0.00	$22,351.00	$17,265.00	$39,616.00
ROI		-$150,000.00	-$127,649.00	-$110,384.00	

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	SUM 2023
Payouts	$10,246.00	$39,988.00	$35,723.00	$27,274.00	$113,231.00
ROI	-$100,138.00	-$60,150.00	-$24,427.00	$2,847.00	

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	SUM 2024
Payouts	$15,881.30	$61,981.40	$55,370.65	$13,919.65	$147,153.00
ROI	$18,728.30	$80,709.70	$136,080.35	$150,000.00	

This graph contains forward-looking projections that cannot be guaranteed.

How does this work for my investment?

The example below shows how your investment of $1,000 would amortize over the course of the investment, based on the payback schedule above. You would recoup your investment after 1.5 years, and double your investment after 2.5 years.


ROI Example on $1,000 investment*
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
-$1,000.00
$0.00
$500.00
$1,000.00
*early investor terms - 2x return

This slide contains forward-looking projections that cannot be guaranteed.

***All projections are above are forward-looking and cannot be guaranteed.*

=====================================

Are you on board?
Let's improve the world together!

INVESTOR PERKS:

- **Investments over $1,500**

🐬🐋 🐢Full Shore Buddies Set + Personalized THANK YOU note from Founder Malte Niebelschuetz.

- **Investments over $5,500**

👩‍🏫 🏫 🐬Bring Shore Buddies to school! We will hold a 60 minute educational online workshop session at a school of your choice.

+all above

LEARN MORE: The Founder Story


Meet Shore Buddies Founder Malte Niebelschuetz - The sto...
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HELP US KEEP PLASTICS
OUT OF OUR OCEANS!
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Get involved!



Questions?

contact@shore-buddies.com

www.shore-buddies.com



Let's improve the world together!

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